Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-144794) and Form S-8 (No. 333-128541) of RCN Corporation of our report on the consolidated financial statements and financial statement schedule of Globix Corporation (name subsequently changed to NEON Communications Group, Inc.) dated December 28, 2006, which expresses an unqualified opinion and our report on internal control over financial reporting dated December 28, 2006, (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of two material weaknesses), appearing on Form 10-K of Globix Corporation for the year ending September 30, 2006, which is incorporated by reference in Form 8-K/A of RCN Corporation.

/s/ Amper, Politziner & Mattia, P.C.

Edison, New Jersey
January 28, 2008